

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 20, 2009

Mr. P. Kelly Tompkins
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, Ohio 44258

RE: RPM International Inc.
Form 10-K for the fiscal year ended May 31, 2008
Filed July 30, 2008
File #1-14187

Dear Mr. Tompkins:

We have reviewed your response letter dated March 26, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-K for the fiscal year ended May 31, 2008</u>

<u>Critical Accounting Policies and Estimates, page 22</u>
<u>Goodwill, page 22</u>

1. We have reviewed your response to our prior comment three. We also note that you have revised certain disclosures in your Form 10-Q for the period ended February 28, 2009. However, it is unclear to us if you intend to further expand these disclosures in future filings. Please explain. In this regard, we note that you disclose that you employ "various valuation techniques" to estimate the fair value of your reporting units and you have not included the more specific disclosure regarding these methods that we previously requested. In addition, in order for readers to better understand your impairment analysis, we continue to believe that you should include specific quantified disclosures regarding your material assumptions as well as your sensitivity analysis.

Mr. P. Kelly Tompkins
RPM International Inc.
April 20, 2009
Page 2

Definitive Proxy Statement
Role of Executives in Determining Compensation, page 18

2. We note your response to comment 9 in our February 26, 2009 letter. In future filings containing CD&A disclosure, please incorporate the information in your response, revised as necessary to reflect the then applicable facts and circumstances. In addition, to the extent you disclose in future filings that you continue to target compensation against a particular benchmark (e.g., a market median), please disclose where the compensation actually earned and paid fell with respect to the benchmark.

Annual Cash Incentive Compensation, page 20

3. We note your response to comment 10 in our February 26, 2009 letter. In future filings containing CD&A disclosure, please incorporate the information in your response, revised as necessary to reflect the then applicable facts and circumstances. In addition, please describe the non-financially measured management objectives. In doing so, you should provide a sufficient degree of detail to permit a reasonable understanding of what was required of the executive to achieve the objective. Regarding the determination of the aggregate amount of each award, please clarify, if true, that the components of the award are evaluated independently (i.e., it is not necessary to achieve each objective to receive an award, as was the case, for example, with Mr. Sullivan, who does not appear to have achieved his non-financial objective). Regarding the exercise of discretion by the committee, please note the exercise of any positive discretion to increase an award, such as, for example, the increase of Mr. Sullivan's award because he exceeded targets. Finally, please clearly disclose the weighting applicable to each award component.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant